SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC
(Name of Subject Company)

MPF BADGER ACQUISITION CO. 2, LLC; COASTAL REALTY BUSINESS TRUST; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF INVESTOR MEMBER INTERESTS
(Title of Class of Securities)

unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,500,000	$174.15

*	For purposes of calculating the filing fee only. Assumes the purchase of 10,000 Units at a purchase price equal to $150 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $174.15
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: July 19, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Badger Acquisition Co. 2, LLC; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 10,000 shares of investor member interests (“Units”) in Wells Mid-Horizon Value-Added Fund I, LLC (the “Partnership”), the subject company, at a purchase price equal to $150 per Unit, less the amount of any distributions declared or made with respect to the Units between July 19, 2011 (the “Offer Date”) and September 9, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2011 (the “Offer to Purchase”) and the related Assignment Form.

This Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 100 Units.  Upon completion of the Offer, the Purchasers held an aggregate of approximately 100 Units, or approximately 0.19% of the total outstanding Units.  Of the total Units purchased in this tender offer, 100 Units were allocated to Coastal Realty Business Trust.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 14, 2011

MPF Badger Acquisition Co. 2, LLC; Coastal Realty Business Trust
By: MacKenzie Patterson Fuller, LP, Manager/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President